FORM 18-K/A
Amendment No. 2
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2003
SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which registration	Names of exchanges on which
Title of Issues	is effective	registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:
RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
RECENT DEVELOPMENTS
EX-99.C

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2003 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:
Exhibit 1 —	Recent Developments update dated November 8, 2005; and

Exhibit (c) —	The latest annual budget for the Registrant as set forth in the Program Document for 2006-2009 (Documento di Programmazione Economico-Finanziaria per gli anni 2006-2009), dated July 15, 2005, filed in paper format under cover of Form SE on November 16, 2005.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on November 16, 2005.

REPUBLIC OF ITALY
By:	/s/ Maria Cannata
	Name:	Dott.ssa Maria Cannata
	Title:	Director General — Treasury Department — Direction II Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.
1	Recent Developments update dated November 8, 2005
(c)	The latest annual budget for the Registrant as set forth in the Program Document for 2006-2009 (Documento di Programmazione Economico-Finanziaria per gli anni 2006-2009), dated July 15, 2005, filed in paper format under cover of Form SE on November 16, 2005

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